UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                VERITAS DGC INC.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    92343P107
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 1997
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                               Exhibit Index: None

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Capital L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Bermuda

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             0%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Steven J. Gilbert

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         13,332
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           13,332
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    13,332

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             0.07%

14      Type of Reporting Person*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages


                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          580,353
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           580,353
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    580,353

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.14%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          580,353
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    580,353

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    580,353

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             3.14%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 92343P107

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          580,353
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    580,353

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    580,353

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             3.14%

14      Type of Reporting Person*

               IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 7 of 9 Pages



               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Veritas DGC Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated September 12, 1996 and Amendment No. 1 thereto dated January 1, 1997 (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of recent dispositions of Shares, the Reporting Persons may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares. The Initial Statement is supplementally amended as follows.

Item 5.        Interest in Securities of the Issuer.

           (a) (i) Soros Capital may no longer be deemed the beneficial owner of any Shares.

               (ii) Mr.  Gilbert  may be deemed the  beneficial  owner of 13,332
Shares issuable upon exercise of options held for his personal account (approximately 0.07% of the total number of Shares outstanding assuming the exercise of such options).

               (iii) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of 580,353 Shares held for the account of Quantum Partners (approximately 3.14% of the total number of Shares outstanding).

           (b) (i) Mr. Gilbert has the sole power to vote and dispose of the 13,332 Shares held for his personal account (assuming the exercise of all options held for Mr. Gilbert's personal account).

               (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 580,353 Shares held for the account of Quantum Partners.

               (iii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 580,353 Shares held for the account of Quantum Partners.

           (c) On January 9, 1997, 43,200 and 3,333 Shares were sold for the accounts of Soros Capital and Mr. Gilbert, respectively, for $20.25 per Share. Such sales were made at the direction of Mr. Gilbert. On the same date, at the direction of SFM LLC, 403,467 Shares were sold for the account of Quantum Partners for $20.25 per Share. All of the above sales were executed through a block trade in the over-the-counter market. Except as disclosed in the this Item 5, there have been no transactions effected with respect to the Shares since the most recent filing on Schedule 13D by the Reporting Persons.

           (d) (i) Mr. Gilbert has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares of which he may be deemed the beneficial owner, held for his personal account.

               (ii) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                               Page 8 of 9 Pages


           (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares on January 9, 1997.

               The above percentages for SFM LLC, Mr. Soros and Mr. Druckenmiller were calculated on the basis of 18,487,580 outstanding Shares. This number consists of 14,697,975 ordinary shares, par value $0.01 per share (the "Ordinary Shares"), 3,746,405 exchangeable shares which, the Reporting Persons understand, have the same rights as the Ordinary Shares (the "Exchangeable Shares"), and 43,200 Shares previously issued upon the exercise of 43,200 warrants by Soros Capital. The Reporting Persons understand that the Issuer treats the Ordinary Shares and the Exchangeable Shares as one class of securities. Mr. Gilbert's percentage was calculated on the basis of 18,500,912 outstanding Shares, which includes the above-referenced Shares and an additional 13,332 Shares issuable upon the exercise of options held for Mr. Gilbert's personal account.

               Mr. Gilbert expressly disclaims beneficial ownership of any Shares not held for his personal account. Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Power of Attorney dated June 7, 1996 granted by Mr. Gilbert in favor of Mr. Richard W. Gaenzle and Mr. John D. McEvoy (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               D. Joint Filing Agreement dated January 1, 1997 by and among Soros Capital, Mr. Gilbert, SFM LLC, Mr. Soros and Mr. Druckenmiller (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

                                                               Page 9 of 9 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1997

                                   SOROS CAPITAL L.P.

                                   By:  Steven J. Gilbert,
                                        its Managing General Partner


                                        By:  /S/ RICHARD W. GAENZLE
                                             ----------------------------------
                                             Richard W. Gaenzle
                                             Attorney-in-Fact


                                   STEVEN J. GILBERT


                                   By:  /S/ RICHARD W. GAENZLE
                                        ---------------------------------------
                                        Richard W. Gaenzle
                                        Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                  GEORGE SOROS


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact